Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Entry into Definitive Agreement to Acquire

a 75% Equity Interest in the City of Dreams Mediterranean Project

Macau, Monday, June 24, 2019 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announces that it has entered into a definitive agreement (the “Share Purchase Agreement”) to acquire from Melco International Development Limited (“Melco International”) all of Melco International’s holding of ordinary shares of ICR Cyprus Holdings Limited (“ICR Cyprus” and such ordinary shares of ICR Cyprus, the “Acquisition Shares”) which represents a 75% equity interest in ICR Cyprus (the “Transaction”). Melco International is the majority shareholder of Melco. ICR Cyprus and its subsidiaries (the “ICR Group”) is developing the City of Dreams Mediterranean integrated destination resort project in Cyprus. The City of Dreams Mediterranean project is currently under development and scheduled to open in 2021, upon which it is expected to be the largest and premier integrated destination resort in Europe.

Pursuant to the Share Purchase Agreement, Melco will acquire the Acquisition Shares in exchange for 55.5 million ordinary shares of Melco (“Melco Shares”), which are equivalent to approximately 18.5 million American depositary shares of the Company, or 4.0% of Melco’s outstanding shares as of the date hereof, representing approximately US$375 million (the “Transaction Consideration”) to be issued at the closing of the Transaction. The number of Melco Shares to be issued at the closing of the Transaction was determined by dividing the Transaction Consideration by the 20-day volume weighted average price of the Melco Shares immediately prior to the date of the signing of the Share Purchase Agreement.

A special committee of independent directors (the “Special Committee”) formed by the Company’s Board of Directors to consider the acquisition unanimously approved the Transaction. The Special Committee engaged independent financial and legal advisors to assist in its evaluation process. The Transaction was also approved by the Audit and Risk Committee of the Company.

The Transaction is subject to customary closing conditions, including the approval by certain Cyprus regulatory authorities, and the execution of a new shareholders’ agreement by the Company, the 25% shareholder of ICR Cyprus and ICR Cyprus. The proposed new shareholders’ agreement contemplates certain commercial and financial arrangements pursuant to which Melco will (i) provide certain corporate-level management services to the ICR Group for a fixed amount of EUR2 million per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus which will provide the right to a preferential dividend, among other terms. The parties to the Share Purchase Agreement have agreed to use all reasonable endeavors to procure that the conditions to closing of the Transaction are satisfied as soon as practicable and in any event no later than September 20, 2019, or any other date agreed by the parties thereto.

ICR Cyprus, through a subsidiary, holds a 30-year casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Since being awarded the casino gaming license in June 2017, ICR Cyprus is currently operating one casino and two satellite casinos in Cyprus, the first of which opened in Limassol in June 2018 as the first licensed casino in Cyprus and will continue to operate until the opening of the City of Dreams Mediterranean. ICR Cyprus commenced the operation of two satellite casinos in Nicosia and Larnaca in December 2018 and expects to open two additional satellite casinos in Paphos and Ayia Napa in 2019. Melco International’s historical investment in ICR Cyprus amounts to approximately €165 million. A groundbreaking ceremony for the City of Dreams Mediterranean project took place in 2018 and piling work on the main structure of the City of Dreams Mediterranean project has been completed. Upon completion, City of Dreams Mediterranean is currently expected to have a 7,500-square-meter gaming area comprising over 100 tables and over 1,000 state-of-the-art slot machines, a five-star hotel with approximately 500 rooms, world-class international restaurants and cafeterias, an outdoor amphitheater and MICE and other facilities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages

City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. The Company holds equity interests in Crown Resorts Limited, a company listed on the Australian Securities Exchange and which operates two of Australia’s leading integrated resorts, Crown Melbourne Entertainment Complex and Crown Perth Entertainment Complex. In the UK, Crown operates Crown Aspinalls, a high-end licensed casino in London. Crown’s development projects include the Crown Sydney Hotel Resort at Barangaroo on Sydney Harbour. Crown also holds equity interests in the Aspers Group and Nobu and has interests in various digital businesses. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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